Mail Stop 4561   October 21, 2008

Mr. Michael C. Rechin
President and Chief Executive Officer
First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305

By U.S. Mail and facsimile to (317)236-9907

> **Re: First Merchants Corporation**
> **Form S-4**
> **Filed September 24, 2008**
> **File No. 333-153656**
>
> **Form 10-K**
> **FYE December 31, 2007**
> **File No. 000-17071**
>
> **Forms 10-Q**
> **FQE 3/31/2008 and 6/30/2008**
> **File No. 000-17071**

Dear Mr. Rechin:

    We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

    The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you
may have about our comments or any other aspect of our review. Feel free to call us at
the telephone numbers listed at the end of this letter.

Form S-4

General

1. If either Company releases or has knowledge of third quarter results, a recent development section should be added to disclose the material items.

Q&A, page 1

2. In the second Q&A disclose that the cash portion of the merger consideration is limited to 20% of the total merger consideration. In addition, add disclosure of the adjustment feature that is disclosed on page 46, i.e., that Lincoln can terminate if Merchants price is under $16.50 and Merchants can terminate if Merchants price is above $30.00 unless conversion ratio is adjusted. Also, indicate if any termination fee is due in the event of a termination, as described above.

3. Add a risk factor for the comment above relating to the stock price termination risk.

4. In the fist Q&A on page 2 relating to tax consequences, state clearly that the stock portion of the merger consideration will be tax free.

Interests of Directors and Officers in the Merger…, page 10

5. Quantify the approximate dollar value of the employment agreements to be made between First Merchants and each of Messrs. Engle and Dittmars.

6. File the employment agreements for forms of the basic agreements as exhibits to the registration statement.

7. Quantify the approximate value of the stock options and restricted stock First merchants will offer to the Lincoln executives.

Certain U.S. Federal Income Tax Consequences, page 12

8. Please change the subheading to replace "certain," with "material." Also, eliminate the language urging shareholders to consult their own tax advisors. You may suggest, but not "urge" them to do so.

Comparative rights of First Merchants Shareholders and Lincoln Shareholders, page 12

9. Please state, preferably in tabular format, how shareholder rights materially change or diminish.

Risk Factors, page 21

    10. Revise to add a risk factor for "Any Loan quality deterioration will adversely affect our Results of Operations and Financial Condition" or another similar caption and disclose the amount of non-performing loans for each company at both September 30, 2008 and December 31, 2007 and the amount of loan loss reserves for both companies at both periods.

The Merger, page 30

    11. Clarify whether the other financial institution conducting due diligence submitted a revised bid or withdrew.

    12. Clarify how First Merchants' revised bid differed from the final merger agreement on the key terms.

    13. Describe the outstanding issues negotiated at the August 27, 2008 meeting.

Lincoln's Reasons for the Merger, page 32

    14. The Lincoln board should specifically note each line item analysis underlying the Sandler opinion that does not appear to support its recommendation and explain why, in light of that analysis, it is recommending the transaction.

Effects of the Merger, page 33

    15. If the potential cost savings or synergies have been quantified, please disclose.

Opinion of Lincoln's Financial Advisor, page 34

    16. Please provide the board books and copies of any other materials provided or made available to Lincoln directors by Sandler in connection with approving the merger.

    17. Please disclose that Sandler has reviewed and consented to the use of its opinion in the prospectus.

Material U.S. Federal Income Tax Consequences, page 59

18. Please eliminate the word "certain" in the first paragraph, as you are required to discuss all material U.S. tax consequences.

19. Similarly, eliminate the qualification that the disclosure represents general information only."

20. Please revise to state that this section is based on an opinion that has already been delivered, and file the opinion.

21. In the fifth paragraph, clarify whether the representations relied upon were factual.

Unaudited Pro Forma Combined Consolidated Financial Information, beginning on page 63

Notes to Unaudited Pro Forma Combined Consolidated Financial Information, beginning on page 70

Note 2 – Pro Forma Adjustments, page 70

22.   Please revise to present each adjustment in a self-balancing format that allows a reader to easily recalculate the adjustment and trace it into the pro forma financial statements. Include all material assumptions.

23.   Please revise wherever you have used the term "purchase accounting adjustment" to specifically identify the specific nature of the adjustment.

Description of Lincoln, beginning on page 75

24.   Please revise this section to include tabular information under Items III.C and IV of Industry Guide 3 for the six months ended June 30, 2008.

Consolidated Financial Statements of Lincoln Bancorp, beginning on page F-1

General

25.   Please tell us and revise future filings beginning in your next Form 10-Q to disclose the specific nature of the purchasing accounting adjustments for which you have reported amortization expense in the statement of cash flows on page F-7. Tell us how these adjustments arose and where you have reported them in the footnotes, including remaining amounts to be amortized.

Note 4: Loans and Allowance, page F-14

26.   We note your disclosure regarding the transfer of loans held for investment to
        loans held for sale in 2007. The amounts disclosed here and in Note 1 regarding
        securitized borrowings do not appear to reconcile to the amounts disclosed in the
        statements of cash flows. In order for us to understand the transactions and the
        amounts recorded in the financial statements, please provide us a reconciliation of
        the items disclosed in the notes to the financial statements to the amounts
        disclosed in the statements of cash flows. If may be helpful to include an
        expanded narrative of the transactions in your response.

Interim Financial Statements of Lincoln Bancorp, page F-30

27.   Please revise your amended Form S-4 as well as Lincoln's future '34 Act filings,
        beginning with the next Form 10-Q, to include updated footnote disclosure of
        your investment securities at each quarter end. Consider providing interim
        disclosures similar to that required by paragraph 17 of FSP 115-1. We note the
        significant unrealized loss on investment securities held for sale in the three and
        six months ended June 30, 2008 and believe these disclosures could potentially
        help an investor understand what is driving these losses. In your response, please
        provide us with that information as of June 30, 2008.

Fairness Opinion, Exhibit B-1

   28. Clarify that Sandler has authorized the inclusion of the opinion in the registration
        statement and has read and approved the references to, and quotes from, the
        opinion contained in the body of the registration statement.

First Merchants Corporation

Form 10-K for the period ended December 31, 2007

Financial Statements, beginning on page 42

Note 4. Investment Securities, page 50

29.   Please tell us and revise future filings to disclose how management considered its
        intent and ability to hold impaired securities until recovery or maturity in
        determining whether a security is other than temporarily impaired. If you had the
        positive intent and ability to hold such securities as of the balance sheet dates
        presented, clearly tell us and disclose that fact.

Signatures

30. In future filings, please identify the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

Form 10-Q for the Six Months Ended June 30, 2008

Note 4. Investment Securities, page 13

31. Please revise future filings, beginning in your next Form 10-Q, to include the disclosures similar to that required by paragraph 17 of FSP 115-1. In your response, please provide us with that information as of June 30, 2008.

* * * * * * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline at (202) 551-3851 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either Jessica Livingston at (202) 551-3448 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc: David R. Prechtel
        Bingham McHale LLP
        2700 Market Tower
        10 West Market Street
        Indianapolis, Indiana 46204

        David A. Butcher
        Bose McKinney & Evans LLP
        111 Monument Circle
        Suite 2700
        Indianapolis, Indiana 46204